S. Y. BANCORP, INC.

P.O. Box 32890

Louisville, Kentucky  40232-2890

(502) 582-2571

Contact:	T. Clay Stinnett	Issuer Free Writing Prospectus
	Senior Vice President,	Filed Pursuant to Rule 433
	Chief Strategic Officer	Registration Statement Nos. 333-155936
	(502) 625-0890	December 5, 2008

S.Y. BANCORP FILES REGISTRATION STATEMENT FOR SALE OF

2,700,000 CUMULATIVE TRUST PREFERRED SECURITIES

LOUISVILLE, Ky. (December 4, 2008) - S.Y. Bancorp, Inc. (NASDAQ: SYBT), parent company of Stock Yards Bank & Trust Company, with offices in the Louisville metropolitan area, Indianapolis and Cincinnati, and S.Y. Bancorp Capital Trust II, today announced the proposed sale by the Trust of 2,700,000 cumulative trust preferred securities, which represent preferred undivided interests in the assets of the Trust, at an offering price of $10 per preferred security.

S.Y. Bancorp and the Trust have granted their underwriter, J.J.B. Hilliard, W.L. Lyons, LLC, a 30-day option to purchase up to an additional 300,000 trust preferred securities to cover over-allotments, if any.

Net proceeds from the sale of the trust preferred securities will be used by the Trust to invest in debentures issued by S.Y. Bancorp.  S.Y. Bancorp will use approximately $4.35 million of the net proceeds from the sale of the debentures to reduce indebtedness currently outstanding under its line of credit with an unaffiliated bank.  The remaining net proceeds will be used by S.Y. Bancorp to make additional capital contributions to Stock Yards Bank & Trust Company to support its growth and for general corporate purposes.

            S.Y. Bancorp's debentures will mature and the Trust must redeem the trust preferred securities on December 31, 2038.  However, S.Y. Bancorp has the option to shorten the maturity date to a date not earlier than December 31, 2013.

            Commenting on the announcement, David Heintzman, Chairman and Chief Executive Officer, said, "Although our company and our bank continue to be well-capitalized under regulatory standards, we recognize the importance of raising additional capital now to strengthen our competitive position and help us better withstand the impact of the current economic downturn.  We believe our markets will present many exciting loan opportunities and this additional capital provides the ability to make these loans while remaining a well capitalized institution.  We continue to evaluate the possibility of participating in the Treasury Department's Capital Purchase Program (CPP); however, the program requires that warrants be issued and entails certain limitations, including the possible restriction of any dividend increases or common stock repurchases.  Also, the CPP itself may be subject to future legislation and has a number of important details that remain open to future interpretation.  This trust preferred offering is a long-

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term solution as opposed to any capital we might obtain from CPP as we believe we would later decide to replace that capital.  Obtaining that replacement capital might present potential challenges as many other financial institutions might then be active in replacing their CPP capital.  Because of these factors and uncertainties, we believe the sale of trust preferred securities is a more favorable long-term course of action for our stockholders and accordingly, we may ultimately determine not to pursue CPP."

Louisville, Kentucky-based S.Y. Bancorp, Inc., with $1.653 billion in assets as of September 30, 2008, was incorporated in 1988 as a bank holding company.  It is the parent company of Stock Yards Bank & Trust Company, which was established in 1904.

S.Y. Bancorp and the Trust have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement (and any updates thereto) and other documents S.Y. Bancorp has filed with the SEC for more complete information about S.Y. Bancorp and this offering.  You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov.  Alternatively, S.Y. Bancorp, the underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling J.J.B. Hilliard, W.L. Lyons, LLC toll-free 1-800-444-1854.

The trust preferred securities and the debentures are not deposits at, or other obligations of, a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Company (FDIC).

This report contains forward-looking statements under the Private Securities Litigation Reform Act that involve risks and uncertainties. Although S.Y. Bancorp's management believes the assumptions underlying the forward-looking statements contained herein are reasonable, any of these assumptions could be inaccurate. Therefore, there can be no assurance the forward-looking statements included herein will prove to be accurate. Factors that could cause actual results to differ from those discussed in forward-looking statements include, but are not limited to: economic conditions both generally and more specifically in the markets in which S.Y. Bancorp and its subsidiaries operate; continued economic slowdown and continued public stock market volatility; competition for S.Y. Bancorp's customers from other providers of financial services; government legislation and regulation, which change from time to time and over which S.Y. Bancorp has no control; changes in interest rates; material unforeseen changes in liquidity, results of operations, or financial condition of S.Y. Bancorp's customers; and other risks detailed in S.Y. Bancorp's filings with the SEC, all of which are difficult to predict and many of which are beyond the control of S.Y. Bancorp.

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